                      REQUIRED INFORMATION

     See Appendix 1.


                           SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              SAVINGS PLAN FOR THE EMPLOYEES OF
                              ETHYL CORPORATION



                              BY:   /s/ Charles B. Walker
                                   Charles B. Walker
                                   Chairman of the Savings Plan
                                        Committee



Dated:  June 22, 1994

                          EXHIBIT INDEX


          23.1      Consent of Independent Auditors

                             Appendix 1

The financial information has been filed in paper format on Form SE.